Exhibit 99.1
FOR IMMEDIATE RELEASE
SIFY TO REPORT SECOND QUARTER 2006 FISCAL YEAR FINANCIAL RESULTS
ON TUESDAY, OCTOBER 17, 2006
Chennai, India, October 10, 2006 — Sify Limited (Nasdaq: SIFY), a leader in Consumer Internet and Enterprise Services in India with global delivery capabilities, today announced that it will report its financial results for the second quarter of fiscal year 2006, ended September 30, 2006 on Tuesday, October 17, 2006 before the market opens.
In conjunction with the earning release, Sify Limited will host a conference call at 9:00 am EDT hosted by Mr. Raju Vegesna, Chairman of the Board and Chief Executive Officer and Mr. Durgesh Mehta, Chief Financial Officer.
Interested parties may participate in the conference call by dialing 877-407-8031 (U.S. or Canada) or 201-689-8031 (international), which will also be simultaneously broadcast live over the Internet at www.sifycorp.com or www.vcall.com. Please allow extra time prior to the call to visit the site and download the streaming media software required to listen to the Internet broadcast.
The online archive of the Web cast will be available shortly after the conference call, or investors can listen to the replay by dialing 877-660-6853 or 201-612-7415 and entering account number 286 and conference ID number 214202. Please allow for some time post conference call to access the archive of the Web cast.
About Sify Limited:
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 171 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 154 cities and towns. The company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.
For more information about Sify, visit http://www.sifycorp.com/
Forward Looking Statements:
     This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended June 30, 2006 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

For further information please contact:

Mr. David Appasamy	Truc Nguyen

Investor Relations	Investor Relations

Sify Limited	The Global Consulting Group

91-44-2254 0770 Ext. 2013	646-284-9418

Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com